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                       SECURITIES AND EXCHANGE COMMISSION




                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )1



                            SUNSTAR HEALTHCARE, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    867939-10-0
             ------------------------------------------------------
                                 (CUSIP Number)

                                 July 31, 1998
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|   Rule 13d-1(b)
   |_|   Rule 13d-1(c)
   |X|   Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No.    867939-10-0            13G               Page  2    of   5   Pages
          ---------------------                            -----    -----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National Home Health Care Corp.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                        (b)[ ]

                      N/A

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   890,000
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                            6      SHARED VOTING POWER

                                      0

                            7      SOLE DISPOSITIVE POWER

                                     890,000

                            8      SHARED DISPOSITIVE POWER

                                      0

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              890,000
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              30.5%
12      TYPE OF REPORTING PERSON*

                   IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

CUSIP No.   867939-10-0        13G               Page   3   of   5  Pages
          -------------                               ------   -------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  SunStar Healthcare, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  300 International Drive, Suite 230, Heathrow, Florida 32746.

Item 2(a).        Name of Person Filing:

                  National Home Health Care Corp.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  700 White Plains Road, Scarsdale, New York 10583.

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e).        CUSIP Number:

                  867939-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

                                Page 3 of 5 pages

CUSIP No.    867939-10-0            13G               Page    4   of   5  Pages
          --------------                                    ----     ----

Item 4.           Ownership.  As of December 31, 1998:

                  (a)  Amount  beneficially owned:   890,000  shares  of  Common
                       Stock.

                  (b)  Percent of class:  30.5%

                  (c)  Number of shares as to which such person has:

                        (i)    Sole power to vote or direct the vote:  890,000

                        (ii)   Shared power to vote or direct the vote:  0

                        (iii)  Sole power to dispose or direct the disposition
                               of:   890,000

                        (iv)   Shared power to dispose or direct the disposition
                               of:      0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable



                                Page 4 of 5 pages

CUSIP No.     867939-10-0         13G               Page   5   of    5  Pages
          ---------------                                -----    -----

Item 10.          Certification.

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                               2/12/99
                                                       -------------------------
                                                              (Date)

                                                        /s/   Robert P. Heller
                                                       -------------------------
                                                             (Signature)

                                                        Chief Financial Officer
                                                       -------------------------
                                                             (Name/Title)



                                Page 5 of 5 pages